EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended
	September 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003
Earnings:
Net income	$564	$453	$622	$415	$234	$260
Income tax provision	69	71	95	50	75	135
Interest expense	1,522	1,172	1,614	1,141	863	852

Total earnings (a)	$2,155	$1,696	$2,331	$1,606	$1,172	$1,247

Fixed charges -
Interest expense (b)	$1,522	$1,172	$1,614	$1,141	$863	$852

Ratio of earnings
to fixed charges (a/b)	1.42	1.45	1.44	1.41	1.36	1.46

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.